UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Future City Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37954L 101

(CUSIP Number)

Michael Dunn Masuya Tomoe Ning Liu 26381 Crown Valley Parkway, Suite 230 Mission Viejo, CA 92691 949-582-5933

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37954L 101	Page 1 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BIG NAME GROUP CO. LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,235,906
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,235,906
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,906 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (See Item 5)
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 37954L 101	Page 2 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NING LIU
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,235,906
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,235,906
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,906 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (See Item 5)
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 37954L 101	Page 3 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MASUYA TOMOE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,647,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,647,047
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,647,047 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (See Item 5)
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 37954L 101	Page 4 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL DUNN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,433,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,433,111
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,433,111 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (See Item 5)
14		TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Global Future City Holding Inc. (the “Issuer”) by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The address of the principal executive offices of the Issuer is 26381 Crown Valley Parkway, Suite 230, Mission Viejo, CA 92691.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons:

(1) Big Name Group Co., Ltd. (the “Big Name Group”) is a corporation organized under the laws of the British Virgin Islands. The situs of Big Name Group is the British Virgin Islands. The principal business of the Big Name Group is as a holding company. The address of the principal office of Big Name Group is Unit 828, 8/F, Unit 2502A, 25/F China Insurance Group Building, 73 Connaught Road, Central, Hong Kong.

(2) Ning Liu, a United States citizen, is the Chairman, President and Chief Executive Officer of the Issuer. The principal business and office address for Mr. Liu is c/o of the Issuer at 26381 Crown Valley Parkway, Suite 230, Mission Viejo, CA 92691.

(3) Masuya Tomoe is a Japanese citizen and shareholder of the Issuer. The address of the principal office for Ms. Tomoe is Chaoyangqu Zuojiazhuang Master 1303, Beijing, PRC.

(4) Michael Dunn, a United States citizen, is an officer and director of the Issuer. The principal business and office address for Mr. Dunn is c/o the Issuer at 26381 Crown Valley Parkway, Suite 230, Mission Viejo, CA 92691.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds for the purchase of the Common Stock reported herein were derived from the personal funds of each Reporting Person. A total of $600,000.00 USD plus 100% of the shares of Global Modern Enterprise Limited were paid to acquire the Common Stock.

Item 4.	Purpose of Transaction

On October 2, 2015, the Issuer and its wholly-owned subsidiary Global Modern Enterprise Limited, a Hong Kong entity (“EGD Subsidiary”) entered into a Share Exchange Agreement with GX-Life Global, Inc. a Nevada corporation (“GX-Life Global”) and its shareholders, including the Reporting Persons (the “Share Exchange Agreement”), whereby the Issuer spun-off 100% of its ownership interests in the EGD Subsidiary and 4,000,000 EGD to the former shareholders of GX-Life Global, including the Reporting Persons, in exchange for 100% of the outstanding common stock of GX-Life Global.

In a related transaction, on October 2, 2015, pursuant to a Private Stock Purchase Agreement, the former shareholders of GX-Life Global, including the Reporting Persons, sold 100% of the ownership interests in the EGD Subsidiary acquired in the Share Exchange Agreement above and $600,000 USD to certain shareholders of the Issuer (the “FTCY Shareholders”) in exchange for 21,280,000 shares of the Common Stock that the FTCY Shareholders had previously acquired in that certain Stock Purchase Agreement with Sky Rover (the “Sky Rover SPA”) which closed on April 17, 2015 and was disclosed pursuant to a Current Report on Form 8-K dated April 20, 2015 (the “Private Stock Purchase Agreement”)(collectively, the “Transactions”)

The purpose of the Reporting Person’s entry into the Transactions was to have the Issuer acquire GX-Life Global and divest itself of the EGD Subsidiary. Due to the fact that Mr. Dunn and Mr. Liu are the only officers and directors and Ms. Tomoe is a greater than 20% shareholder of the Issuer, the Reporting Persons qualify as control parties of the Issuer which has necessitated this filing. As control parties, the Reporting Persons have the authority to appoint officer and director positions, influence management decisions and business plans and related actions.

Item 5.	Interest in Securities of the Issuer

(a) The percentages set forth below and on pages 1 through 4 hereof are based on the sum of 47,582,902 shares of Common Stock outstanding, as represented to the Reporting Persons by the Issuer, as required by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

By virtue of the manner in which the Reporting Persons acquired the Common Stock, they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 28,316,064 shares of Common Stock, constituting approximately 59.5% of the outstanding shares of Common Stock. However, Mr. Liu and Big Name Group disclaim beneficial ownership of the Common Stock beneficially owned by Mr. Dunn and Ms. Tomoe, Mr. Dunn disclaims beneficial ownership of the Common Stock owned by Mr. Liu and Big Name Group, and Ms. Tomoe, and Ms. Tomoe disclaims beneficial ownership of the Common Stock owned by Mr. Dunn, Mr. Liu and Big Name Group.

(b) (i) 1,235,906 shares of Common Stock are held by Big Name Group and Mr. Liu serves as sole owner of Big Name Group Trust, representing 2.6% of the outstanding shares of Common Stock. As such, Big Name Group and Mr. Liu share power to vote or to direct the vote of the Common Stock and share power to dispose or to direct the disposition of these shares of Common Stock. (ii) 15,647,047 of the Common Stock, consisting of 6,000,000 shares of Common Stock acquired in a private transaction on August 17, 2015 and 9,647,047 shares of Common Stock acquired in the Transactions are held by Ms. Tomoe as an individual, representing 32.9% of the outstanding shares of Common Stock. As such, Ms. Tomoe has sole power to vote or to direct the vote of the Common Stock and sole power to dispose or to direct the disposition of these shares of Common Stock. (iii) 11,433,111 of the Common Stock, consisting of 2,086,064 shares of Common Stock previously owned by Mr. Dunn and 9,347,047 shares of Common Stock acquired in the Transactions are held by Mr. Dunn as an individual, representing 24.0% of the outstanding shares of Common Stock. As such, Mr. Dunn has sole power to vote or to direct the vote of the Common Stock and sole power to dispose or to direct the disposition of these shares of Common Stock.

(c) Other than the acquisition of the Common Stock described herein on October 2, 2015, and Ms. Tomoe’s acquisition of 6,000,000 shares of the Issuer’s common stock on August 17, 2015 in a private stock purchase for $0.50 per share (for which a Form 3 was filed on August 26, 2015) there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Statement for a description of the Private Stock Purchase Agreement and Share Exchange Agreement. Pursuant to the Private Stock Purchase Agreement, the Reporting Persons acquired the Common stock, dated as of October 2, 2015.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement

Exhibit 2	Share Exchange Agreement by and between GX-Life Global, Inc., GX-Life Global Shareholders, Global Modern Enterprise Limited and Global Future City Holding Inc., dated October 2, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed on October 8, 2015 and incorporated herein by reference)

Exhibit 3	Private Stock Purchase Agreement between Exchange Agreement between Future Continental Limited, Discover Future Limited, Global Future Development Limited and the shareholders of Global Modern Enterprise Limited, dated October 2, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed on October 8, 2015 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2015

BIG NAME GROUP CO., LTD. /s/ Ning Liu Ning Liu President NING LIU /s/ Ning Liu Ning Liu MASUYA TOMOE /s/ Masuya Tomoe Masuya Tomoe MICHAEL DUNN /s/ Michael Dunn Michael Dunn

EXHIBIT 1

AGREEMENT OF JOINT FILING

The undersigned acknowledge and agree that this Schedule 13D is filed on behalf of each of the them and that all subsequent amendments to this Schedule 13D may be filed on behalf of each of them without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: October 8, 2015

BIG NAME GROUP CO., LTD. /s/ Ning Liu Ning Liu President NING LIU /s/ Ning Liu Ning Liu MASUYA TOMOE /s/ Masuya Tomoe Masuya Tomoe MICHAEL DUNN /s/ Michael Dunn Michael Dunn